PRESS RELEASE	Stockholm, June 16, 2004

Extraordinary General Meeting adopts resolutions for payment of SEK 3 billion to shareholders through redemption of shares

        (ELUX) On April 21, 2004 the Annual General Meeting of AB Electrolux resolved to implement a share redemption offer involving a right for the shareholders in Electrolux to have their shares in the company redeemed against cash payment of SEK 200 per share. During the application period, 15,179,692 shares in Electrolux were tendered for redemption, corresponding to a value of approximately SEK 3 billion.

        In accordance with the proposal of the Board of Directors, the Extraordinary General Meeting has today adopted the following resolutions required for the redemption offer and payment to the shareholders:

a)
Resolution on a reduction of Electrolux share capital by SEK 75,898,460 through redemption of 497,725 shares of series A and 14,681,967 shares of series B. For each redeemed share SEK 200 will be paid, i.e. a total of SEK 3,035,938,400.

b)
Resolution on an increase in Electrolux share capital by SEK 75,898,460 through a new issue of 15,179,692 redeemable shares of series C to Svenska Handelsbanken, at a subscription price per share corresponding to the par value of SEK 5. The resolution was adopted to achieve speedier payment of the redemption amount to the shareholders.

c)
Resolution on a reduction of Electrolux share capital by SEK 75,898,460 through redemption of all of the shares of series C issued under item b) at a par value of SEK 5 per share, adjusted with an interest rate corresponding to STIBOR 30 days plus 0.05 percentage points, and a transfer of SEK 75,898,460 from the company's non-restricted equity to the company's statutory reserve.

        Following registration of the resolutions above with the Swedish Patent and Registration Office (PRV), the share capital in Electrolux will amount to SEK 1,544,601,540, corresponding to 9,502,275 shares of series A and 299,418,033 shares of series B, or a total of 308,920,308 shares, including shares owned by Electrolux. As of June 16, 2004, Electrolux holding of own shares amounted to 17,489,400 shares of series B.

        The redemption amount is scheduled to be paid to the shareholders around June 30, 2004.

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	INVESTOR RELATIONS	E-MAIL ADDRESS
SE-105 45 STOCKHOLM, SWEDEN	+46 8 738 60 00	+46 8 738 60 03	ir@electrolux.se
OFFICE ADDRESS	TELEFAX	WEBSITE	REG. NO.
S:T GÖRANSGATAN 143	+46 8 738 70 90	www.electrolux.com/ir	556009-4178

        The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.

Further information

        For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press Hotline is available at +46 8 657 65 07.

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